

May 30, 2014

<u>Via E-mail</u>
Philip Cooke
Chief Financial Officer
Symbid Corp.
Marconistraat 16
3029 AK Rotterdam
The Netherlands

> **Re:** **Symbid Corp.**
> **Amendment No. 4 to Current Report on Form 8-K**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed May 21, 2014**
> **File No. 333-177500**

Dear Mr. Cooke:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2013</u>

<u>2. Summary of Significant Accounting Policies, page F-8</u>

<u>Revenue Recognition, page F-9</u>

1. You state in your revised disclosure related to the affiliate program, on page 13, that in some situations, affiliates are entitled to 50% of transaction and success fees. Please tell us, and disclose here and in your Critical Accounting Policies within MD&A, how you account for the portion of fees due to affiliates under these arrangements. Include reference to authoritative literature used as guidance.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Paul C. Levites, Esq.
        Gottbetter & Partners